Exhibit 99.1
Report for the first quarter ended June 30, 2005

Infosys Technologies Limited
Regd. Office: Electronics City
Hosur Road, Bangalore 560 100, India
Tel : 91 80 2852 0261 Fax : 91 80 2852 0362
Letter to the shareholder
Dear Shareholder,
We are pleased to begin fiscal 2006 by reporting satisfactory growth in the first quarter. We grew our consolidated Indian GAAP revenues by 36.52% over the corresponding quarter last fiscal year, while consolidated net profits from ordinary activities increased by 36.97%. In US GAAP terms, revenues grew by 42.09% over the corresponding quarter last fiscal year.
The success of our recently-concluded Sponsored Secondary ADS issue reaffirms the confidence that the world has placed in our business model. This quarter, we revised our revenue guidance to between Rs. 8,947 crore and Rs. 9,051 crore for fiscal 2006, from the original guidance of between Rs. 8,890 crore and Rs. 9,029 crore. In US GAAP terms, the revised revenue guidance is between $2.06 billion and $2.08 billion from the original guidance of between $2.04 billion and $2.07 billion, an estimated growth of 29.14% — 30.65%. Consolidated earnings per American Depositary Share are expected to be between $1.96 and $1.99.
Compared to the corresponding quarter in the prior fiscal year, we maintained our margins in Indian GAAP terms despite absorbing annual salary increases, increased visa expenditures and the adverse impact of a depreciating Euro and Pound Sterling. Offshore volumes grew at 1.2% and onsite volumes at 3.4%. Pricing remained stable. We now have 8 clients billing (on a last twelve months, or LTM basis) at more than $40 million, and 5 at over $50 million.
With the addition of 3,056 net employees, our total strength, including subsidiaries, has grown to 39,806 as of June 30, 2005. To meet growing business needs, we have enhanced infrastructure for training, education and leadership development.
Clients and analysts commended Infosys Consulting Inc., our US subsidiary, for having the right consulting business model. Clients reported that consulting projects with Infosys Consulting delivered more than the expected business value, showing that the value proposition we have created is making Infosys Consulting the benchmark of the profession.
This quarter, we added 36 new clients. Our strategy to pursue high-quality prospects that will give us large, growing revenue streams, is paying off. We started relationships with nine Global 500 companies in diverse industries such as pharmaceutical, supermarkets, equipment manufacturing, automotive, utilities, insurance and banking, both in the US and Europe.
We designed and implemented an integrated Point of Sales Replenishment (POSR) solution for an independent business unit of the world’s largest greeting card company. We are building a centralized financial and management reporting system for a leading bank in the US. Our leading-edge technology solutions will standardize processes and enable uniform data standards for a leading global agribusiness with operations in 90 countries. A market leader in commercial air-conditioners and hardware sought our expertise for Sarbanes Oxley compliance, along with other IT services.
Our China subsidiary is servicing 12 clients across North America, Asia-Pacific and China.
Finacle®, our acclaimed banking product, expanded its global footprint and is currently being used in 47 countries, including advanced markets like Australia, Singapore, Switzerland and the United Kingdom, as well as Greece and Poland.
We successfully completed the largest international equity offering from India of over a billion dollars. Our offering in Japan through the Public Offer Without Listing (POWL) has enhanced Japanese investor interest in India and opened the market for Indian companies.
The Board of Directors, at its meeting on July 12, 2005, elected Mr. David L. Boyles as an additional Director of the company with immediate effect. Prior to his retirement as Chief Operations Officer at ANZ Banking Group in December 2003, Mr. Boyles held senior leadership positions at large multinational corporations, including American Express, Downey Financial and Bank of America. Mr. Boyles will hold office up to the date of the next Annual General Meeting, when his appointment as a director will be placed for your approval.
Mr. Philip Yeo retired as a Director of the company at the Annual General Meeting held on June 11, 2005. We are grateful for his significant contributions on strategic matters and wish him the very best for the future.
As we move into the second quarter of the current fiscal year, we look forward to your support to put in place the building blocks that will make us a $2 billion company. On your behalf, we thank all Infoscions.

	Nandan M. Nilekani	S. Gopalakrishnan
Bangalore	Chief Executive Officer, President	Chief Operating Officer
July 12, 2005	and Managing Director	and Deputy Managing Director

Select Financial Data (Consolidated) – as per Indian GAAP

Profit and Loss Account data for the Quarter ended

in Rs. crore, except per share data
	June 30, 2005	June 30, 2004	Growth (%)	March 31, 2005	Growth %
					in Q1 FY
					2006 over
					Q4 FY 2005

Income from software services, products and business process management	2,071.59	1,517.38	36.52	1,987.32	4.24
Software development and business process management expenses	1,104.44	805.22	37.16	1,041.31	6.06
GROSS PROFIT	967.15	712.16	35.81	946.01	2.23
Selling and marketing expenses	141.46	105.21	34.45	116.70	21.22
General and administration expenses	161.88	117.68	37.56	162.60	(0.44)

	303.34	222.89	36.09	279.30	8.61
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION, EXCEPTIONAL ITEM AND MINORITY INTERESTS	663.81	489.27	35.67	666.71	(0.43)
Interest	–	–	–	–	–
Depreciation and amortization	80.10	52.53	52.48	99.81	(19.75)
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION, BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS	583.71	436.74	33.65	566.90	2.97
Other income	28.58	15.70	82.04	32.29	(11.49)
Provision for investments	0.06	(0.01)	–	0.23	(73.91)
NET PROFIT BEFORE TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS	612.23	452.45	35.31	598.96	2.22
Provision for taxation on the above	80.16	64.11	25.04	85.48	(6.22)
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS	532.07	388.34	37.01	513.48	3.62
Exceptional item – net of taxes	–	–	–	45.19	–
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM, BEFORE MINORITY INTERESTS	532.07	388.34	37.01	558.67	(4.76)
Minority interests	0.15	–	–	0.03	400.00
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS	531.92	388.34	36.97	558.64	(4.78)
EARNINGS PER SHARE*
(Equity shares, par value Rs. 5/- each)
Before exceptional item
Basic	19.63	14.54	35.01	19.01	3.26
Diluted	19.08	14.29	33.52	18.44	3.47
After exceptional item
Basic	19.63	14.54	35.01	20.68	(5.08)
Diluted	19.08	14.29	33.52	20.07	(4.93)

*	adjusted for the 3:1 bonus issue of shares distributed on July 3, 2004
Balance Sheet data as of

in Rs. crore
	June 30, 2005	March 31, 2005

Shareholders’ funds	5,906.55	5,225.11
Minority interest	43.66	0.14
Preference shares issued by subsidiary	–	93.51

	5,950.21	5,318.76

Fixed assets and capital work in progress	1,746.49	1,574.15
Investments	1,335.76	1,210.78
Debtors	1,235.65	1,322.00
Cash and bank balances	1,718.44	1,575.58
Deferred tax assets	47.96	44.37
Current liabilities and provisions, net of other current assets	134.09	408.12

	5,950.21	5,318.76

Select Financial Data (Consolidated) – as per US GAAP

Income Statement data for three months ended

$ in millions, except per share data
	June 30, 2005	June 30, 2004	Growth (%)

Revenues	$476	$335	42.1%
Cost of revenues	$274	$187	46.5%
Gross profit	$202	$148	36.5%
Operating expenses :
Selling and marketing expenses	$32	$24	33.3%
General and administrative expenses	$37	$27	37.0%
Amortization of intangible assets	$–	$1	-100.0%
Total operating expenses	$69	$52	32.7%
Operating income	$133	$96	38.5%
Other income, net	$7	$–	–
Income before income taxes	$140	$96	45.8%
Provision for income taxes	$18	$13	38.5%
Net income	$122	$83	47.0%
Earnings per equity share
Basic	$0.45	$0.31	45.2%
Diluted	$0.43	$0.31	38.7%

Balance Sheet data as of

$ in millions
	June 30, 2005	March 31, 2005

Cash and cash equivalents	$444	$410
Investments in liquid mutual fund units	$307	$278
Trade accounts receivable, net of allowances	$284	$303
Property plant and equipment, net	$392	$352
Total assets	$1,557	$1,454
Preferred stock of subsidiary	$–	$21
Minority interests	$10	$–
Total stockholders’ equity	$1,369	$1,253

Additional Information to shareholders
Ratio Analysis – Indian GAAP Consolidated

	Quarter ended
	June 30, 2005	June 30, 2004	March 31, 2005

Overseas revenue / total revenue (%)	97.60	98.42	98.00
Domestic revenue / total revenue (%)	2.40	1.58	2.00
Software development expenses / total revenue (%)	53.31	53.07	52.40
Gross profit / total revenue (%)	46.69	46.93	47.60
SG&A expenses / total revenue (%)	14.64	14.68	14.05
Operating profit / total revenue (%)	32.04	32.25	33.55
Tax / PBT (%)	13.09	14.17	14.27
Day’s Sales Outstanding (DSO)	59	59	68
Cash and cash equivalents / total assets (%)*	54.88	56.44	56.37
ROCE (PBIT / average capital employed) (%) (LTM)	47.77	45.82	50.68
Return on average invested capital (%)* (LTM)	87.16	85.95	125.49

*	Investments in liquid mutual fund units have been considered as cash and cash equivalents for the above ratio analysis

LTM — Last Twelve Months

Additional Information

The following information for the quarter ended June 30, 2005 is available in the Investors’ section of our website (www.infosys.com)
•	Indian GAAP – Standalone : (1) Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter ended June 30, 2005, and the related Auditors’ Report (2) At a glance and (3) Ratio Analysis

•	Indian GAAP – Consolidated : Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter ended June 30, 2005 and the related Auditors’ Report

•	US GAAP : (1) Quarterly Report on Form 6-K for the quarter ended June 30, 2005 filed with the United States Securities and Exchange Commission, including the Unaudited US GAAP Financial Statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Risk Factors and (2) At a glance

•	Shareholder Information

•	Addresses of offices and subsidiaries
This Report is furnished to investors for informational purposes only. Investors should continue to rely on the official filed versions of financial statements and related information and not rely on this Report while making investment decisions. Investors in our securities registered and traded in the United States of America should rely on official filings with the United States Securities and Exchange Commission.
Safe Harbor
Certain statements in this Report concerning our future growth prospects are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements related to our expectations regarding revenues for fiscal 2006 and our expectations regarding consolidated earnings per American Depositary Share. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.
Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 filed on April 26, 2005 and Registration Statement on Form F-3 filed on December 20, 2004, and the amendments thereto filed on January 18, 2005, April 26, 2005, May 10, 2005 and May 23, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.